Exhibit 99.1

NEXA RESOURCES ANNOUNCES NEW CREDIT FACILITY

Luxembourg, October 29, 2019 - Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE/TSX:NEXA) announces that it has entered into a revolving credit facility with a syndicate of lenders, which allows the Company to borrow up to US$300 million (the “Credit Facility”). The Credit Facility is to be used for general corporate purposes and provides the Company with increased liquidity and additional flexibility. The Credit Facility has a term of five years and the amounts drawn are subject to an interest rate of 1.0% + LIBOR 3M.

For further information, please contact:

Roberta Varella — Head of Investor Relations | ir@nexaresources.com

+55 11 3405-5601

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa was among the top five producers of mined zinc globally in 2018 and also one of the top five metallic zinc producers worldwide in 2018, according to Wood Mackenzie.